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                                                              EXHIBIT (a)(1)(vi)

                                 [RALCORP LOGO]

                        Savings Investment Plan Bulletin

                     Company Offer to Buy Stock Held in SIP


On November 11, 2002 the Company commenced a self-tender offer for up to 4,000,000 shares of its stock at a price not in excess of $24 and not less than $21 per share. Unlike previous tender offers, this offer is being extended to include shares of stock held in the Savings Investment Plan.

If your SIP account includes a balance in the Ralcorp Common Stock Fund, you are eligible to direct the sale of some or all of the shares held in your account.

Those who are eligible will receive information from the outside firm handling the offer on behalf of Ralcorp, Georgeson Shareholder Communications Inc. The material includes details of the offer and instructions if you wish to participate. Please read these materials carefully.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO PARTICIPATE.

IF YOU WISH TO PARTICIPATE, YOU MUST COMPLETE THE "DIRECTIONS FORM" INCLUDED IN THE MATERIAL AND MAIL IT TO GEORGESON SHAREHOLDER COMMUNICATIONS INC. IN THE ENVELOPE PROVIDED SO THAT IT IS RECEIVED BY THURSDAY, DECEMBER 5, 2002.

On this form you must elect a percentage of shares you wish to tender. You must also elect one price at which you choose to tender your shares by marking the appropriate box.

By instructing Vanguard to "tender" your shares, you are instructing Vanguard to sell your shares for cash in response to this offer. If you tender shares, the proceeds will be reinvested in the Vanguard Federal Money Market Fund. You may then exchange (transfer) this amount to other investments available in the Plan.



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STOCK FUND FREEZE

There will be a freeze on transactions in the Ralcorp Common Stock Fund as a result of this process.

If you have a balance in the stock fund and you do not elect to tender any shares, the stock fund balance within your account will be frozen for 1 or 2 business days. The freeze will begin after the close of business on Thursday, December 5th and will continue until Monday, December 9th or Tuesday, December 10th.

If you have a balance in the stock fund and you do elect to tender shares, the stock fund balance within your account will be frozen for approximately 10 to 14 business days. The freeze will begin after the close of business on Thursday December 5th and will continue until the time the tender proceeds are received, or it has been determined that such shares have not been accepted in the offer.

If you have a SIP account, but you do not have a balance in the stock fund, you will be unable to exchange amounts into the stock fund during the 1 or 2 day freeze period which begins after the close of business on Thursday, December 5th.

ADDITIONAL INFORMATION

If you have any questions about the offer, or any of the matters discussed in the tender materials, please call Georgeson Shareholder Communications Inc., the Information Agent, at (866) 870-4326.



Benefits Administration
November 2002